Nord Pacific Limited
2727 San Pedro, NE, Suite 116
Albuquerque, NM  87110
Tel:   (505) 872-2470
Fax:   (505) 830-9332

News Release

 Nord Pacific Shareholders Approve Arrangement With
Allied Gold, and Trading of Shares is Suspended

Albuquerque, New Mexico - September 14, 2004.  Nord Pacific Limited announced today the results of its special meeting of shareholders held on September 11, 2004.  The shareholders and option holders of Nord Pacific approved (by the votes described below) each of the following matters considered at the special meeting:

•           The arrangement of Nord Pacific with Allied Gold Ltd., which includes (1) an exchange of each outstanding Nord Pacific share for one Allied Gold share, subject to Canadian withholding tax obligations; (2) the exchange of AUS$280,000 subordinated indebtedness owed by Nord Pacific to Nord Resources Inc. for 1,400,000 Allied Gold shares; and (3) the issuance of 1,431,482 Allied Gold shares to one Nord Pacific option holder who is "in the money" and entitled to receive Allied Gold shares on the effective date of the arrangement.

•           The election of Greg H. Steemson, Jeffrey J. Moore and Mark R. Welch as the three directors of Nord Pacific.

Allied Gold plans to have its shareholders vote on the proposed arrangement on September 17, 2004.  Nord Pacific will request at a hearing on September 20, 2004 that the Court of Queen's Bench of New Brunswick approve the proposed arrangement effective as of September 20, 2004.  If the shareholders of Allied Gold approve the arrangement with Nord Pacific and the Court issues an order also approving of the arrangement, subject to the satisfaction of other applicable conditions, the management of Nord Pacific contemplates the consummation of the arrangement on or about September 20, 2004.

In addition, the management of Nord Pacific has requested a suspension in the trading of Nord Pacific on the United States Pink Sheets, pending consummation of the arrangement.  The management believes that such suspension will simplify the exchange of certificates in the arrangement and avoid further complications with shareholders' obtaining exemptions from Canadian withholding tax obligations.

The votes of the shareholders and option holders on each of the matters presented at the special meeting of Nord Pacific shareholders on September 11, 2004 were as follows:

Approval of the arrangement of Nord Pacific with Allied Gold.

For:	30,972,457 shares	1,491,482 options
Against:	9,500 shares	0 options
Abstain:	3 ,192 shares	0 options

Election of three directors

Greg H. Steemson
For:	36,227,802 shares
Withheld:	3,752 shares

Jeffrey J. Moore
For:	36,227,802 shares
Withheld:	3,752 shares

Mark R. Welch
For:	36,226,469 shares
Withheld:	5,085 shares

Over 93 % of the Company's outstanding shares and 95 % of outstanding options were represented at the meeting in person or by proxy.

Forward Looking Statements

This press release contains forward looking statements concerning the pending plan of arrangement of Nord Pacific and other transactions related to the plan of arrangement.  Forward looking statements are not statements of a historical fact and actual events or results may differ materially from those described in the forward looking statements, as a result of a variety of risks, uncertainties and other factors, including, without limitation, the risks that one or more parties may not perform its obligations under its agreements, that all of the conditions to the closing of the transactions may not be satisfied, that one or more third parties may make competing acquisition proposals, commence litigation or take other action to delay or prevent closing the plan of arrangement, and that the New Brunswick Court mentioned above may not approve the arrangement.  Forward looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

For further information, please contact:	Mark R. Welch, President and CEO Nord Pacific Limited